Caledonia Mining 2008 Second Quarter and Half Year Results

and Progress  Comments

Toronto, Ontario – August 14, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its second quarter and half year 2008 operating and financial results.  The financial results below are reported in Canadian dollars.

Financial Highlights

(C$ 000’s)	Q2 2008	Q2 2007	1H 2008	1H 2007
Sales from continuing operations	2,883	1,539	5,387	4,858
Operating costs	1,357	1,963	2,616	6,358
Gross Income/(loss) from continuing operations	1,526	(424)	2,771	(1,500)
Income/(Loss) after tax before discontinued operations	(261)	364	530	(3,545)
Net Income/(loss) for the period after discontinued operations	(285)	238	436	(3,925)
Net Income/(loss) per share before discontinued operations, basic and fully diluted	($0.0005)	$0.001	$0.001	($0.008)

For the quarter ended June 30, 2008 Caledonia had revenue of $2.88 million from the Blanket gold mine, on sales of 3,089 ounces of gold, and a gross profit of $1,526,000.  The Company had to book an unrealized foreign exchange loss of $860,000 – which resulted in a net loss of $285,000 being $0.0006 per fully diluted share.  Cash available at the quarter end totaled $8,525,000.

On May 31, 2008 the sale of Barbrook Mine to Eastern Goldfields was concluded. The full purchase price of $9.13 million was paid in cash. These funds will be used to finance exploration activities at Nama and other overhead expenses.

Gold production for the quarter was 2,989 ounces and continues to be severely hampered by the socio-economic situation in Zimbabwe; frequent power shortages, lack of foreign currency availability and labour shortages.  However, despite the extremely challenging operating conditions, the mine managed to increase the quantity of ore milled by 22% for the quarter compared to the first quarter 2008 and gold production increased by 12%. Blanket Mine was unable to fully convert the increased milled tonnage into gold production due to a lower grade of ore and the cut back in the number of production crews caused by the lack of foreign currency to purchase critical inputs such as drill steels, drill bits and explosives, rock loader and jackhammer spares.  For the half year, gold production was 5,659 ounces and gold sales totaled 5,898 ounces.

Although the economic future of Zimbabwe continues to remain uncertain, Blanket’s focus for the remainder of 2008 is to maintain production, stabilize the work force numbers via a widespread recruiting program and acquire essential imported consumables.

Turning to the Nama cobalt project in Zambia, the 2008 drilling programme is underway with the aim of upgrading the Inferred Resources on resource body “D” to Indicated Resources sufficient to satisfy at least five years of production at the planned production rate.  In addition, drilling will commence on the five additional “D-Type” bodies identified.  The Company aims to publish an updated resource later this year.

The Chinese Feasibility Study (CFS) on Nama Resource Body “D” continued to progress during the quarter.  However, due mainly to laboratory delays and the extent of the metallurgical research required to define an economic process route to treat the high-iron “D-Type” mineralisation, it is about six weeks behind schedule.  The company now anticipates publishing the results during the fourth quarter 2008.  This delay will have an impact on the completion of the project’s funding and the construction start date.

Funding options for Nama continued to be explored and the options under evaluation are a mixture of bridge finance and project finance.  A proposed term sheet has been received from one potential funding source, and funding finalization discussions will progress once the CFS is completed.

The Company has also commenced a drilling programme at its Konkola West base metals exploration project in Zambia, following the very recent trenching discovery of a zone enriched in cobalt and copper.  This zone is west of, and on the same stratigraphic position as the Konkola 2 Shaft earlier operated by Teal Mining.  The results of this drilling programme are expected by the end of 2008.

Turning to South Africa and the Rooipoort platinum exploration project, Caledonia signed Heads of Agreement relating to a potential Joint Venture (JV) with Mitsubishi Corporation of Japan. Under the terms of the agreement – which is still subject to the satisfaction of certain conditions to the satisfaction of Mitsubishi - Mitsubishi will fund 100% of all further exploration on each of the Rooipoort and Mapochs properties up to a bankable feasibility stage, or to the value of $40 million for the two JV’s, whichever comes first, to earn a 50% interest in the JV and the properties.  The JV is planning a rapid escalation in exploration activity in the second half of the year.

Commenting on the quarter’s performance, Stefan Hayden, President and CEO, said “The quarter’s focus has been primarily on maintaining gold production at Blanket against a backdrop of an extremely challenging operating environment in Zimbabwe and advancing the Nama cobalt project as rapidly as possible towards development.

With regards to our South African platinum projects, we are very excited about the joint venture agreement we have signed with Mitsubishi and will begin work in earnest during the second half of this year to advance this project towards a bankable feasibility study stage”.

This press release should be read in conjunction with the second quarter 2008 Management Discussion and Analysis document, which is available on SEDAR at www.sedar.com and on the Caledonia website at www.caledoniamining.com .

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881